PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated June 25, 2007)	File No. 333-142480

IMMUNOCELLULAR THERAPEUTICS, LTD.

This Prospectus Supplement supplements our Prospectus dated June 25, 2007. This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement supersedes the information contained in our Prospectus.

Acquisition of Molecular Antibody Technology and Appointment of President and Chief Executive Officer

On February 21, 2008, we filed with the Securities and Exchange Commission the attached Current Report on Form 8-K dated February 14, 2008 relating to our acquisition of a molecular antibody related technology from Molecular Discoveries LLC and our appointment of Dr. Manish Singh as our full-time President and Chief Executive Officer and his election to our Board of Directors. We are supplementing the Prospectus to provide the information contained in the attached Current Report on Form 8-K.

* * * * *

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 4, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Earliest Event Reported: February 14, 2008

ImmunoCellular Therapeutics, Ltd.

(Exact name of registrant as specified in its charter)

Delaware	33-17264-NY	93-1301885
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1999 Avenue of the Stars, 11th Floor Los Angeles, California	90067
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 940-0998

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

(a)	Agreement with Molecular Discoveries

On February 14, 2008, ImmunoCellular Therapeutics, Ltd., a Delaware corporation (the “Company”), entered into an Agreement, dated as of February 14, 2008, with Molecular Discoveries LLC, a New York limited liability company (“MDC”), covering the Company’s acquisition of certain monoclonal antibody related technology owned by MDC (the “MDC Agreement”) and completed the acquisition of the technology on that date. The MDC Agreement also was acknowledged and agreed to by Dr. Cohava Gelber, an inventor of the technology acquired by the Company under this agreement and an equity owner of MDC.

The technology acquired under the MDC Agreement and now owned by the Company consists of (i) a platform technology referred to by MDC as DIAAD™ for the potentially rapid discovery of monoclonal antibodies to detect and treat cancer and other chronic diseases and (ii) certain monoclonal antibody candidates for the potential detection and treatment of multiple myeloma, small cell lung, pancreatic and ovarian cancers. The monoclonal antibodies are covered by issued patents and pending patent applications in the fields of multiple myeloma, small cell lung and ovarian cancers.

The Company contemplates commencing the initial phase of development of a diagnostic/prognostic product for small cell lung cancer and a therapeutic product for the treatment of small cell lung and pancreatic cancers, based upon the acquired proprietary monoclonal antibody candidates. The monoclonal antibody technology is at a pre-clinical stage of development and will require further development before an IND can potentially be filed for human testing of any of the acquired product candidates.

The terms of the MDC Agreement are substantially the same as those set forth in a Memorandum of Agreement entered into by the Company and MDC on November 21, 2007. The Memorandum of Agreement was a binding summary agreement of the parties under which they agreed to work together to sign the MDC Agreement within 30 days and to close the acquisition transaction within 60 days of the signing of the Memorandum of Agreement.

As provided in the MDC Agreement, the consideration for the intellectual property and related assets comprising the technology acquired by the Company consisted of (i) the issuance of 800,000 shares of the Company’s common stock to MDC and (ii) the reimbursement by the Company to MDC or Leonard Gordon of $250,000 of previous incurred patent expenses. The Company will be required to register the shares issued to MDC, but MDC has agreed that it will not publicly resell any of these shares until after such registration is completed and not more than 100,000 shares in any 90-day period thereafter. To secure MDC’s potential obligations to the Company under the MDC Agreement, all of the shares also will be placed in escrow, with 400,000 shares subject to release after one year and the balance after two years from the closing of the transaction.

As contemplated by the MDC Agreement, the Company entered into a consulting agreement with Dr. Gelber concurrently with the Company’s acquisition of the monoclonal antibody related technology from MDC under which she will provide certain consulting services to the Company on a part-time basis in connection with its development of the acquired technology during the ten-month period from the closing of the acquisition. For these services, the Company (i) will pay Dr. Gelber $30,000 per month for February 2008 and March 2008 and $10,000 per month for April 2008, May 2008, June 2008 and July 2008 (a total of $100,000 unless the Company terminates the consulting agreement prior to the expiration of its ten-month term), (ii) will pay Dr. Gelber a success payment of $50,000 if Dr. Gelber is able during the term of the consulting agreement to generate an interim analysis of pre-clinical data satisfactory to the Company that demonstrates the feasibility of a small cell lung cancer product candidate as a medical diagnostic and predictor of responders for this indication and (iii) will issue Dr. Gelber a five-year option under the Company’s stock option plan to purchase 75,000 shares of the Company’s common stock at a purchase price equal to the closing price of the Company’s common stock on the date of the closing of the acquisition, with such option to vest at the rate of 5,000 shares each month during the term of the consulting agreement and with 25,000 shares to vest upon generation of the interim analysis of pre-clinical data described above.

(b)	Employment Agreement with Dr. Manish Singh

The Company entered into an Employment Agreement, effective as of February 18, 2008, with Dr. Manish Singh pursuant to which Dr. Singh will serve on a full-time basis as the Company’s President and Chief Executive Officer for a one-year term commencing February 18, 2008. The Company is required under the Employment Agreement to use its commercially reasonable efforts to have Dr. Singh serve as a member of the Company’s Board of Directors during the term of the Employment Agreement.

The Employment Agreement provides for an annual base salary of $200,000, payable monthly, and a $100,000 bonus if the Company generates aggregate net financing proceeds of at least $5,000,000 during the term of the agreement and an additional bonus of $100,000 if the Company generates aggregate net financing proceeds of at least $10,000,000 during the term of the agreement. Pursuant to the Employment Agreement, the Company granted Dr. Singh a seven-year nonqualified stock option on February 18, 2008 under the Company’s 2006 Equity Incentive Plan to purchase 600,000 shares of the Company’s common stock at an exercise price of $1.00 per share. This option is subject to cancellation in the event of, and may not be exercised unless and until, the Company’s shareholders approve an increase in the authorized number of shares covered by the 2006 Equity Incentive Plan to at least 1,850,000 shares. The option vests in twelve equal monthly installments over the one-year term of the agreement. The option may be exercised during the period that Dr. Singh provides services to the Company and for 24 months after termination for any reason except termination for cause by the Company, provided that such exercise is within the seven-year term of the option.

In the event that the Company terminates the Employment Agreement without cause or does not extend the Employment Agreement upon its expiration for an additional one-year term or Dr. Singh terminates the Employment Agreement due to (i) his principal place of work for the Company being relocated by more than 50 miles, (ii) a material change in his duties, (iii) a failure by the Company to pay him any of his contractual compensation, (iv) a constructive termination of Dr. Singh or unlawful harassment or retaliation against him or (v) a failure by the Company to obtain approval of the increase in the number of authorized shares covered by 2006 Equity Incentive Plan described above and the cancellation of Dr. Singh’s option by the Company, then the Company upon such termination will be required to make a lump sum payment to Dr. Singh equal to six months of his base annual salary and 50% of the shares covered by his option that have not yet vested will immediately become vested.

Item 2.01	Completion of Acquisition or Disposition of Assets

On February 14, 2008, the Company completed the acquisition of a monoclonal antibody platform technology and certain monoclonal antibody candidates from MDC pursuant to the MDC Agreement. The assets acquired and the terms of such acquisition are described in paragraph (a) of Item 1.01 of this Report on Form 8-K, which is incorporated herein by this reference.

Item 3.02	Unregistered Sales of Equity Securities

Pursuant to the MDC Agreement, the Company issued 800,000 shares of its common stock to MDC on February 14, 2008. In connection with the Company entering into a consulting agreement with Dr. Cohava Gelber, the Company issued Dr. Gelber an option on February 14, 2008 to purchase 75,000 shares of its common stock. The terms and conditions of the issuance of these securities to MDC and Dr. Gelber are described in paragraph (a) of Item 1.01 of this Report on Form 8-K, which is incorporated herein by this reference. The securities issued to MDC and Dr. Gelber were issued by the Company in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

Pursuant to the Singh Employment Agreement, the Company issued Dr. Singh an option on February 18, 2008 to purchase 600,000 shares of its common stock. The terms and conditions of the issuance of this option are described in paragraph (b) of Item 1.01 of this Report on Form 8-K, which is incorporated herein by this reference. The option issued to Dr. Singh was issued by the Company in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Effective as of February 18, 2008, Dr. Manish Singh was appointed the full-time President and Chief Executive Officer of the Company. C. Kirk Peacock, who had been serving through that date as the Company’s Chief Financial Officer and interim President on a part-time basis, will continue to serve as the Company’s Chief Financial Officer on a part-time basis. The terms of Dr. Singh’s employment as the Company’s President and Chief Executive Officer are set forth in the Singh Employment Agreement, which are described in paragraph (b) of Item 1.01 of this Report on Form 8-K, which is incorporated herein by this reference.

Prior to his employment with the Company, Dr. Singh was from June 2003 to December 2007 a Director at California Technology Ventures, a venture capital firm. He managed investments made by that venture capital firm in a number of medical device and biotechnology companies and served as a board director or board observer for several of the firm’s portfolio companies. Dr. Singh co-founded and served as acting Chief Executive Officer of Aliva Biopharmaceuticals, an early stage company focusing on DNA engineering to produce human monoclonal antibodies and humanized mice, from January 2006 to December 2007. From October 1995 to June 2002, he held various management and scientific positions with Odysseus Solutions, Cell Genesys, Chiron Corporation and Genetic Therapy, Inc. Dr. Singh has an MBA from UCLA, a Ph.D. in Chemical and Biochemical Engineering from the University of Maryland Baltimore County, an M.S. in Chemical Engineering from Worcester Polytechnic Institute and a B.S. in Chemical Engineering from the Indian Institute of Technology, Roorkee.

As contemplated by the Company’s Employment Agreement with Dr. Manish Singh described in paragraph (b) of Item 1.01 of this Report on Form 8-K, the Company’s Board of Directors elected Dr. Singh to serve as a member of the Board of Directors, effective February 18, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ImmunoCellular Therapeutics, Ltd.

February 21, 2008	By:	/s/ Manish Singh
		Name:	Manish Singh, Ph.D.
		Title:	President and Chief Executive Officer